

June 27, 2011

Via U.S. Mail
Ms. Barbara Russell
Chief Financial Officer
TOR Minerals International, Inc.
722 Burleson Street
Corpus Christ, TX 78402

> **Re:** **TOR Minerals International, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2011**
> **File No. 333-175054**

Dear Ms. Russell:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 8

1. Please confirm that Messrs. Mark A. Graber and Wayne Hartman have had no position, office, or other material relationship within the past three years with TOR Minerals International or any of its predecessors or affiliates.

Exhibit 5.1

2. We note the assumption under romanette (v) in the last paragraph on page 2. Since it is inappropriate for counsel to include assumptions that are too broad, that "assume away" the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable, please revise to remove this assumption.

3. We note the statement in the last paragraph on page 3 that the opinions are specifically limited to the laws of Texas. For equity securities, counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please revise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have questions about comments or related matters.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
       L. Steven Leshin, Esq.
       Douglas M. Berman, Esq.
       Hunton & Williams LLP
       1445 Ross Avenue, Suite 3700
       Dallas, TX 75202